FINANCIAL STATEMENT 2020

ABG Sundal Collier, Inc.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44768

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ABG SUNDAL COLLIER INC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

850 THIRD AVENUE, SUITE 9C

(No. and Street)

NEW YORK   NY   10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NORA SIMONSEN

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS USA LLP

(Name – if individual, state last, first, middle name)

135 WEST 50TH STREET	NEW YORK	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, __NORA SIMONSEN__ _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__ABG SUNDAL COLLIER INC__ _____, as

of __DECEMBER 31__ _____, 20__20__ _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature   2/24/2021

__CHIEF FINANCIAL OFFICER__

Title

Isabel L. Mendez

Notary Public

> STATE OF
> NOTARY
> PUBLIC
> NEW JERSEY
>
> **ISABEL L. MENDEZ**
> NOTARY PUBLIC OF NEW JERSEY
> COMM. # 2437177
> MY COMMISSION EXPIRES 08/08/2023

This report ** contains (check all applicable boxes)

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of ABG Sundal Collier, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ABG Sundal Collier, Inc., (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2007.

New York, New York
February 23, 2021

Mazars USA LLP is an independent member firm of Mazars Group.

ABG
SVENSKA COLLIER

STATEMENT OF FINANCIAL CONDITION

ASSETS		December 31, 2020
Cash and cash equivalents	$	3,770,868
Receivable from affiliates		14,716,589
Office lease right-of-use asset		1,758,241
Furniture, equipment and leasehold improvements		95,022
(Net of accumulated depreciation and amortization of $243,810)		
Prepaid income taxes		47,485
Other assets		36,788
TOTAL ASSETS	$	**20,424,993**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Office lease liability	$	1,887,273
Accrued expenses and other liabilities		28,565
Accrued discretionary bonuses		25,800
Total liabilities		**1,941,638**

Stockholder's equity		
Common stock		5
$0.01 par value: 1,000 shares authorized, 500 shares issued and outstanding		
Additional paid-in-capital		2,951,463
Retained earnings		15,531,887
Total stockholder's equity		**18,483,355**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	**20,424,993**

The accompanying notes are an integral part of the financial statement.

NOTES TO FINANCIAL STATEMENT

For the year ended December 31, 2020

Note 1 – General

ABG Sundal Collier, Inc. (the "Company") is a wholly-owned subsidiary of ABG Sundal Collier Holdings, Inc. ("Holdings"). Holdings is wholly-owned by ABG Sundal Collier ASA ("ASA"), a Norwegian broker-dealer of securities. The Company is a registered general securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company generates fees by distributing research produced by its foreign affiliate, ABG Sundal Collier AS to major U.S institutional investors pursuant to Rule 15a-6 and any related guidance and no-action letters issued by the Staff of the SEC collectively ("SEC Rule 15a-6").

Client transactions in non-US securities are cleared and settled pursuant to SEC Rule 15a-6 by its foreign affiliate, ABG Sundal Collier AS. Accordingly, the Company does not carry customer accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. In the event that customers of the Company fail to perform on their obligations, such obligations are the responsibility of the Company.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC 606 – Revenue from Contracts with Customers. This standard, as amended, provides comprehensive guidance on the recognition of revenue from Customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

Introducing Fees and Support Services are recorded monthly and in accordance with the ABG Sundal Collier Groups' Transactions Services Agreement and Support Services Agreement and the Company believes this is when the performance obligation is satisfied.

The Company recognizes research revenue when the Company provides research and collectability is assured. The Company believes that the performance obligation is satisfied at a point in time when research is provided and collectability is probable as the client can benefit from the research services alone.

Right of Use Asset and Lease Liability

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

Cash and Cash Equivalents

Cash and cash equivalents include cash and time deposit accounts at banks with a maturity of 90 days or less.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years for computer and telecommunication equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease terms or their useful lives.

Income Taxes

The Company is a member of a Federal affiliated group of which the Company and Holdings have elected to join in the filing of the group's consolidated income tax return. For financial reporting purposes, the Company's income taxes are reported on a separate company basis.

The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing tax laws and rates expected to be in effect at the time of reversal. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2020, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

The Company is no longer subject to U.S. Federal, state and local, or non-U.S. income tax examinations by tax authorities for years ended before 2017.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Note 3 – Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2020, are as follows:

Furniture	$	73,647
IT equipment		4,225
Other equipment and machinery		85,349
Leasehold Improvements		175,611
Total cost		**338,832**
Accumulated depreciation and amortization		(243,810)
	$	95,022

Note 4 – Income taxes

The major sources of temporary differences and their deferred income tax effects as of December 31, 2020, are as follows:

Deferred tax assets:		
Net operating loss carry-forward	$	496,349
Depreciation adjustment		23,802
Accrued bonus		(13,761)
Deferred rent		54,963
Valuation allowance		(561,353)
Total deferred tax assets	$	-

The Company has Federal income tax net operating loss carryforwards of $75,115 as of December 31, 2020. The state and local income tax net operating loss carryforwards are $4,250,584 and $3,385,974, respectively, as of December 31, 2020, expiring from 2031 to 2036. The valuation allowance increased from $504,758 to $561,353 at December 31, 2020.

Note 5 – Retirement plan

The Company has a 401(k) profit sharing plan that covers all full-time employees who have attained the age of twenty-one and who have completed six months of service, as defined in the plan. Contributions to the plan are determined annually by the Board of Directors. Eligible employees are immediately vested.

Note 6 – Commitments and Contingencies

The Company signed a lease effective November 30, 2015, which expires on May 29, 2026, for new office space. The lease has provisions for future rent increases and rent free periods. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. In connection with the lease agreement, the Company is required to maintain a $219,350 letter of credit in the event of default which expires on July 31, 2026. There are no amounts outstanding under the letter of credit. The Company has obligations as a lessee for office space with an initial noncancelable term in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include a termination option for either party to the lease or restrictive financial or other covenants. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2020 are as follows:

Year ending December 31,	Minimum rent	
2021	$	389,970
2022		389,970
2023		389,970
2024		389,970
2025		389,970
Thereafter		162,485
Total undiscounted lease payments		2,112,335
Less imputed interest		(225,062)
Total lease liability	$	1,887,273

Note 7 – Concentration of Credit Risk

The Company, as an introducing broker, introduces all institutional customer transactions with and for customers on a fully-disclosed basis with its foreign affiliate, ABG Sundal Collier ASA under Rule 15a-6, who carries all of the accounts of such customers. These activities may expose the Company to credit risk in the event the customer and/or clearing broker is unable to fulfill its obligations.

The Company maintains a cash balance with one financial institution, which is not subject to Federal Deposit Insurance Company ("FDIC") insurance limits.

Note 8 – Related Party Transactions

The Company, as an introducing broker, has an agreement with ASA whereby ASA provides the Company with execution, clearance, and other brokerage related services on behalf of the Company's customers.

The Company receives an allocation from ASA consisting of introducing fees, as well as incoming and outgoing support services from and to the Company's international affiliates. As of December 31, 2020, $13,826,135 is due from ASA and is included in receivable from affiliates.

The receivable from Holdings is a result of the tax benefit received and payment of taxes from the filing of consolidated tax returns.

The other receivables and payables are a result of cost sharing between the companies.

The table below summarized the related party transactions:

Company	Liabilities		Receivables
ABG Sundal Collier ASA	$	$	13,826,135
ABG Sundal Collier AB			230,474
ABG Sundal Collier LTD			113,928
ABG Sundal Collier Holdings Inc			173,106
ABG Sundal Collier ASA, Copenhagen Branch			372,826
ABG Sundal Collier ASA, Frankfurt Branch			120
Total intercompany balance transactions		**0** $	**14,716,589**

Note 9 – Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 of the SEC, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of either $250,000 or 1/15 of aggregate indebtedness.

At December 31, 2020, the Company had net capital, as defined, of $3,587,471 which was $3,337,471 in excess of its required net capital of $250,000. At December 31, 2020, the Company had aggregate indebtedness of $183,397. The ratio of aggregate indebtedness to net capital was 0.051 to 1.